Mail Stop 4561

      September 9, 2005


By U.S. Mail and Facsimile to (713) 221-1576

Tyson T. Abston
President
Guaranty Bancshares, Inc.
100 W. Arkansas
Mt. Pleasant, Texas 75455

Re:	Guaranty Bancshares, Inc.
	Amendment No. 1 to Schedule 13E-3 filed August 22, 2005
	File No. 005-55603
	Amendment No. 1 to Preliminary Proxy Statement on Schedule
14A
	File No. 000-24235

Dear Mr. Abston:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Opinion of Independent Financial Advisor, page 20

1. We note your response to our prior comment 24. Please revise to clarify how Hoefer & Arnett derived the ultimate value of $24 from the various methods used, so that investors may better understand their analysis. In this regard, you should specifically disclose the
"weightings" assigned to each of the valuation techniques and clearly explain how each of the valuation techniques was considered to reach the fair value of $24.00. Also, to the extent that it will enhance your disclosure, you should also provide the calculations used to derive the fair value.

2. We note your response to prior comment 27. However, in light of the significance of the future performance of the company to those shareholders who are being cashed out, please disclose all material projections provided by the company to Hoefer & Arnett. If you believe there are no material differences between the projections provided by the company and those found in exhibit (c)(ii) of the
Schedule 13E-3, please provide us with the company`s projections for our review.

Proxy Card

3. Please revise the proxy card to clarify that it is in preliminary form.

*      *      *
Closing Comments

      As appropriate, please amend your proxy statement and Schedule
13E-3 filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and the rules promulgated thereunder, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filings person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Gregory Dundas at (202) 551-3436 or me at
(202)
551-3448 with any other questions.

						Sincerely,



Jessica Livingston
Senior Counsel


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Guaranty Bancshares, Inc.
Tyson T. Abston
September 9, 2005
Page 3